Exhibit 99.1
Cyberkinetics Announces Third Quarter Results
FOXBOROUGH, Mass.—(BUSINESS WIRE)—Nov. 14, 2005—Cyberkinetics Neurotechnology Systems, Inc. (OTCBB:CYKN) (Cyberkinetics) today announced financial results for the third quarter ended September 30, 2005, and provided an update on its key development programs.
Total revenues for the three months ended September 30, 2005, were $189,000 as compared to $379,000 for the three months ended September 30, 2004. Product sales for the three months ended September 30, 2005, were $119,000 as compared to $164,000 for the three months ended September 30, 2004. Product sales in the three months ended September 30, 2005, included the first sale of a custom NeuroPort System unit. Grant income for the three months ended September 30, 2005 was $69,000 as compared to $215,000 for the three months ended September 30, 2004. The decrease in grant income was anticipated and resulted from the company’s strategy to transition from Small Business Innovation Research (SBIR) grant contracts to larger contracts, such as the recently announced NIH contract, that may be available from various federal granting agencies.
The net loss applicable to common stockholders for the three months ended September 30, 2005, was $2,380,000, or $0.15 per share, based on 16,229,000 weighted-average common shares outstanding, as compared to $1,945,000, or $0.46 per share, for the three months ended September 30, 2004, based on 4,218,000 weighted-average common shares outstanding. Weighted-average common shares outstanding increased primarily as a result of the conversion of 9,419,000 shares of Series A Redeemable Convertible Preferred Stock in connection with the October 2004 reverse merger, as well as the issuance of 2,000,000 and 9,836,000 shares of common stock in connection with private placements in November 2004 and September 2005, respectively.
On September 26, 2005, the Company raised net proceeds of approximately $10.7 million in a private placement of common stock and warrants to institutional and accredited investors. At September 30, 2005, the Company had cash and cash equivalents of $13,841,000.
“On the heels of FDA 510K-approval in the second quarter, we completed the first sale and delivery of a custom NeuroPort™ System for brain monitoring during the quarter. We are optimistic about the early response to the NeuroPort System with leaders in the neurology and neurosurgery communities and look forward to building the base for broader adoption in the coming months”, said Timothy R. Surgenor, Cyberkinetics’ President and Chief Executive Officer. “We also raised net proceeds of $10.7 million from our private financing in September and announced in October that the Company was awarded a $2.3 million subcontract from an NIH grant that will be used to fund our key development programs.”
Surgenor continued, “Our first participant in the pilot trial of our breakthrough BrainGate™ System completed his one-year trial period in the second quarter and recently had his implant removed. The participant has fully recovered from the procedure. From medical and scientific perspectives, we are also pleased with the results of the procedure, the condition of the brain tissue where the implant was placed and with the overall condition of the implant itself. We thank him for his pioneering contribution to the development of Cyberkinetics’ BrainGate System. As we head into 2006, we are focused on enrolling additional participants in two ongoing pilot trials of the BrainGate System and extending proof of principle in this ground breaking study.”
Third Quarter and Recent Operational Highlights
NeuroPort™ System — Neural Monitoring System for Acute Applications
•	In September 2005, Cyberkinetics sold and delivered a customized version of its NeuroPort™ System to a leading neurosurgical researcher at a prestigious California university. The Company continues to target leading neurologists and neurosurgeons to develop interest in the commercial launch of the product in 2006.

•	In October 2005, Cyberkinetics completed upgrades to its Salt Lake City manufacturing facility and quality systems. Completion of these upgrades will allow us to maintain our schedule of a commercial launch of the NeuroPort™ System in 2006.
BrainGate™ System — Direct Brain-Computer Interface for Communication and Control of Other Devices
•	In August 2005, Cyberkinetics announced that it would expand the pilot trial in those with spinal cord injury, stroke and muscular dystrophy at all three participating clinical sites to include non-speaking, or “locked-in,” participants, as well as individuals with less severe paralysis in the upper body. “Locked-in” syndrome is characterized by complete paralysis of voluntary muscles in all parts of the body except for those that control eye movement. Individuals with locked-in syndrome are conscious, can think and reason, though they are unable to speak or move.

•	In August 2005, the Company announced the commencement of a second pilot clinical trial of the BrainGate System for those with ALS (amyotrophic lateral sclerosis or Lou Gehrig’s disease) and other motor neuron diseases. According to protocol, the trial focuses on those with “locked-in” syndrome. The trial is currently underway at the Massachusetts General Hospital in Boston, Massachusetts.

•	To date, two participants have been implanted with the BrainGate™ System implant in a trial for those with spinal cord injury, muscular dystrophy or stroke. There have been no reported adverse events from either participant to date.

•	The first participant successfully completed the one-year testing period according to trial protocol and had his implant removed successfully in October 2005. The Company expects to utilize the valuable data collected from the retrieved implant to improve engineering of future products used in the Company’s clinical trials of the BrainGate™ System.

•	In October 2005, Cyberkinetics announced that it would receive $2.3 million over five years to jointly develop a neuroprosthetic system with Case Western Reserve University and the Cleveland FES (Functional Electrical Stimulation) to

restore partial arm and hand function to those with extensive paralysis due to spinal cord injury. The five-year contract will be funded through a $4.4 million grant from the National Center for Medical Rehabilitation Research (NCMRR), a component of the National Institute of Child Health and Human Development (NICHD).
About Cyberkinetics Neurotechnology Systems, Inc.
Cyberkinetics Neurotechnology Systems, a leader in brain interface technology, is developing products to treat nervous system diseases and disorders by bringing together advances in neuroscience, computer science and engineering. Cyberkinetics’ products are based on over ten years of technology development and cutting-edge neuroscience research at leading academic institutions such as Brown University, the Massachusetts Institute of Technology, Emory University, and the University of Utah.
Cyberkinetics has received FDA clearance to market the NeuroPort™ System, a neural monitor designed for acute inpatient applications and labeled for temporary (less than 30 days) recording and monitoring of brain electrical activity. The NeuroPort™ System can contribute to the diagnosis and treatment of neurological conditions in patients who have undergone craniotomy by providing neurologists and neurosurgeons a new resource to detect, transmit and analyze neural activity.
Cyberkinetics’ BrainGate™ System is being designed to give severely paralyzed individuals, as well as individuals with motor impairment from a variety of causes, a long-term, direct brain-computer interface for the purpose of communication and control of a computer, assistive devices, and, ultimately, limb movement. Patients are currently being enrolled into a pilot clinical trial to test the BrainGate™ System’s safety and feasibility. The Company expects to report data from the ongoing trial from time to time in peer-reviewed scientific forums.
Visit Cyberkinetics’ website for additional information at www.cyberkineticsinc.com.
Forward-Looking Statements
This announcement contains forward-looking statements, including statements about Cyberkinetics’ product development plans and progress. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and can be identified by the use of forward-looking terminology such as “may,” “will,” “believe,” “expect,” “anticipate” or other comparable terminology. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements and reported results shall not be considered an indication of our future performance. Factors that might cause or contribute to such differences include our limited operating history; our lack of profits from operations; our ability to successfully develop and commercialize our proposed products; a lengthy approval process and the uncertainty of FDA and other governmental regulatory requirements; clinical trials may fail to demonstrate the safety and effectiveness of our products; the degree and nature of our competition; our ability to employ and retain qualified employees; compliance with recent legislation regarding corporate governance, including the Sarbanes-Oxley Act of 2002; as well as those risks more fully discussed in our public filings with the Securities and Exchange Commission, all of which are difficult to predict and some of which are beyond our control.
Financial results for the quarter ended September 30, 2005 are summarized in the table below.

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
Revenues:
Product sales	$119,281	$164,008	$495,948	$425,400
Grant income	69,294	214,910	280,217	659,507

Total revenues	188,575	378,918	776,165	1,084,907

Operating expenses:
Cost of product sales	20,173	68,175	96,842	201,300
Research and development	1,445,984	785,434	4,283,589	2,158,225
Sales and marketing	77,675	81,121	245,858	224,889
General and administrative	918,109	1,170,907	2,994,879	2,864,136

Total operating expenses	2,461,941	2,105,637	7,621,168	5,448,550

Operating loss	(2,273,366)	(1,726,719)	(6,845,003)	(4,363,643)

Other income (expense):
Interest income	28,222	5,566	61,503	27,551
Interest expense	(134,751)	(15,851)	(257,821)	(35,238)

Other expense, net	(106,529)	(10,285)	(196,318)	(7,687)

Net loss	$(2,379,895)	$(1,737,004)	$(7,041,321)	$(4,371,330)

Dividends and accretion to redemption value of redeemable convertible preferred stock	—	(208,383)	—	(625,149)

Net loss attributable to common stockholders	$(2,379,895)	$(1,945,387)	$(7,041,321)	$(4,996,479)

Basic and diluted net loss attributable to common stockholders per common share	$(0.15)	$(0.46)	$(0.44)	$(1.21)

Shares used in computing basic and diluted net loss attributable to common stockholders per common share	16,228,603	4,217,836	15,887,463	4,141,525

Cyberkinetics Neurotechnology Systems, Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As of
	September 30,	December 31,
	2005	2004
Assets
Current Assets
Cash and cash equivalents	$13,841,182	$5,232,641
Other current assets	481,861	726,664
Net property and equipment	677,948	549,927
Other assets	243,733	246,871

Total assets	$15,244,724	$6,756,103

Liabilities and stockholders’ equity
Current liabilities	4,635,880	1,308,245
Long-term liabilities	403,273	365,528

Stockholders’ equity:
Common stock, $0.001 par value	26,986	16,939
Additional paid-in-capital	30,811,197	17,835,622
Common stock held in escrow	(13,000)	(13,000)
Deferred stock-based compensation	(906,505)	(85,445)
Accumulated deficit	(19,713,107)	(12,671,786)

Total stockholders’ equity	10,205,571	5,082,330

Total liabilities and stockholders’ equity	$15,244,724	$6,756,103

CONTACT:	Cyberkinetics Elizabeth A. Razee, 508-549-9981, Ext. 109 or IRG President John G. Nesbett, 212-825-3210 or Vice President, Public Relations Judy Katz, 212-825-3210